UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to § 240.13d-1 (b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

New Oriental Education & Technology Group Inc.

(Name of Issuer)

Common Shares, par value US$0.001 per share

(Title of Class of Securities)

G6470A108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Tigerstep Developments Limited (“Tigerstep”)
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization The British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 198,385,540 common shares. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 198,385,540 common shares. See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 198,385,540 common shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See instructions) ☐
11	Percent of Class Represented by Amount in Row 9 12.0%. See Item 4.
12	Type of Reporting Person (See instructions) CO

1	Name of Reporting Person Michael Minhong Yu
2	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 199,072,160 common shares. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 199,072,160 common shares. See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 199,072,160 common shares. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 12.0%. See Item 4.
12	Type of Reporting Person (See instructions) IN

Item 1.	(a) Name of Issuer:

New Oriental Education & Technology Group Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080

People’s Republic of China

Item 2.	(a) Name of Person Filing:

Tigerstep Developments Limited

Michael Minhong Yu

(b) Address of Principal Business Office or, if None, Residence:

Tigerstep Developments Limited

c/o Michael Minhong Yu

No. 6 Hai Dian Zhong Street

Haidian District, Beijing 100080

People’s Republic of China

Michael Minhong Yu

c/o Michael Minhong Yu

Haidian District, Beijing 100080

People’s Republic of China

(c) Citizenship:

Tigerstep Developments Limited — British Virgin Islands

Michael Minhong Yu — People’s Republic of China

(d) Title of Class of Securities:

Common shares, par value US$0.001 per share

(e) CUSIP Number:

G6470A108

Item 3.	Not Applicable

Item 4.	Ownership:

The following information with respect to the ownership of the common shares of the Issuer by each of the reporting persons is provided as of December 31, 2023. The table below is prepared based on 1,655,019,293 common shares of the Issuer outstanding as of December 31, 2023.

Reporting Person	Amount beneficially owned:		Percent of class:	Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Tigerstep Developments Limited	198,385,540	(1)	12.0%	198,385,540	(1)	0	198,385,540	(1)	0
Michael Minhong Yu	199,072,160	(2)	12.0%	199,072,160	(2)	0	199,072,160	(2)	0

(1)

Represents 165,235,000 common shares of the Issuer and 3,315,054 ADSs (each representing ten underlying common shares) of the Issuer held by Tigerstep Developments Limited, a British Virgin Islands company. The registered address of Tigerstep Developments Limited is Marcy Building, 2nd Floor, P.O. Box 2416, Road Town, Tortola, the British Virgin Islands.

(2)

Represents (i) 165,235,000 common shares of the Issuer held by Tigerstep Developments Limited, a British Virgin Islands company, and (ii) 3,383,716 ADSs (each representing ten underlying common shares of the Issuer), which consist of 3,315,054 ADSs held by Tigerstep Developments Limited and 68,662 ADSs held by Michael Minhong Yu. Tigerstep Developments Limited is wholly owned by Mr. Michael Minhong Yu, the executive chairman of the board of directors of the Issuer. Through a trust arrangement, Mr. Michael Minhong Yu, together with his family, holds beneficial interest in Tigerstep Developments Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Michael Minhong Yu may be deemed to beneficially own all of the shares held by Tigerstep Developments Limited.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2024
Tigerstep Developments Limited	By:	/s/ Michael Minhong Yu
	Name:	Michael Minhong Yu
	Title:	Director

Michael Minhong Yu		/s/ Michael Minhong Yu
Michael Minhong Yu